Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related proxy statement/prospectus of Azur Pharma Public Limited Company for the registration of 53,986,381 ordinary shares and warrants to purchase 3,108,591 ordinary shares, and to the incorporation by reference therein of our reports dated March 8, 2011, with respect to the consolidated financial statements and schedule of Jazz Pharmaceuticals, Inc. and the effectiveness of internal control over financial reporting of Jazz Pharmaceuticals, Inc., included in the Annual Report (Form 10-K) of Jazz Pharmaceuticals, Inc. for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California

October 26, 2011